GOLDSTEIN & LOGGIA CPA'S, LLC
707 TENNENT ROAD
MANALAPAN, NJ 07726
(732) 617-7004

INDEPENDENT AUDITOR'S REPORT

Board of Directors,
HEVO Inc. and Subsidiary Companies
Brooklyn, New York

Opinion

We have audited the financial statements of HEVO Inc. and Subsidiary Companies (the "Company'), which comprise the Consolidated Balance Sheets as of December 31, 2021 and 2020, and the related Consolidated Statements of Operations, Changes in Stockholders' Equity/(Deficit), and Cash Flows for the years then ended and the related consolidated notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects the financial position of HEVO Inc. and Subsidiary Companies as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

As discussed in Note 15 certain conditions indicate that the Company may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Goldstein & Loggia CPA's LLC

GOLDSTEIN & LOGGIA CPA's, LLC
Certified Public Accountants

April 22, 2022
Manalapan, New Jersey

HEVO INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS		
Current Assets		
Cash and cash equivalents	$ 194,323	$ 2,863
Accounts receivable, net	30,701	-
Inventory	97,050	77,933
Prepaid expenses	176,564	2,781
Total current assets	498,638	83,577
Fixed Assets		
Property, plant and equipment	272,971	87,663
Accumulated depreciation	(93,127)	(65,000)
Total fixed assets, net	179,844	22,663
Intangible Assets		
Intangible Assets	573,908	188,790
Accumulated amortization	(44,443)	(24,320)
Total intangible assets, net	529,465	164,470
Other Assets		
Security deposit	15,500	-
Deposits on Patents	52,103	80,736
Total other assets	67,603	80,736
TOTAL ASSETS	**$ 1,275,550**	**$ 351,446**
LIABILITIES AND STOCKHOLDERS' EQUITY/ (DEFICIT)		
Current Liabilities		
Accounts payable	76,262	453,748
Accrued expenses	678,560	425,420
Loans payable	118,930	168,294
Deferred revenue	39,800	14,997
Other liabilities	1,364	-
Credit card payable	21,794	19,772
Total current liabilities	936,710	1,082,231
Non-current liabilities		
Convertible notes	500,000	-
Simplified agreement for future equity, notes	821,896	-
Total Liabilities	2,258,606	1,082,231

HEVO INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

STOCKHOLDERS' EQUITY/ (DEFICIT)		
Preferred stock Series A-1, 0.0001 par value, 10,000,000 shares authorized, 6,189,370 and 4,455,223 shares issued and outstanding as of December 31, 2021 and 2020	619	446
Common stock Voting, $0.0001 par value, 20,000,000 shares authorized, 6,278,966 and 6,253,966 shares issued and outstanding as of December 31, 2021 and 2020	628	625
Common stock - Non Voting, $0.0001 par value, 10,000,000 shares authorized, 985,417, shares issued and outstanding as of December 31, 2021 and 2020	99	99
Additional paid in capital	10,120,011	7,310,235
Retained earnings (deficit)	(11,104,413)	(8,042,190)
Total Stockholders' Equity/ (Deficit)	(983,056)	(730,785)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/ (DEFICIT)	**$ 1,275,550**	**$ 351,446**

HEVO INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
REVENUE		
Sales	$ 69,827	$ -
Other Income	-	-
	69,827	-
Cost of Goods Sold	114,284	-
Gross Profit (Loss)	(44,457)	-
OPERATING EXPENSES		
Advertising and marketing	28,426	8,133
Contract labor	217,406	311,650
Equipment rental and small tools	36,164	25,458
Facilities expenses	270,788	61,576
General and administrative	201,390	166,956
Legal and professional fees	429,102	279,022
Repairs and maintenance	4,908	3,436
Research and development expenses	19,687	168,684
Royalty expenses	90,020	75,000
Salaries, benefits and taxes	1,567,143	653,128
Stock based compensation	333,184	353,663
Total Operating Expenses	3,198,218	2,106,706
OTHER INCOME AND EXPENSES		
Grant income	(160,000)	(116,104)
Exchange (gain) or loss	15	(398)
Gain on extinguishment of debt	(116,153)	-
Gain or loss on disposition of assets	30,846	55,996
Amortization	20,123	10,681
Depreciation	33,410	19,385
Interest expense	9,373	269,510
Total Other Income and Expenses	(182,386)	239,070
NET INCOME (LOSS) BEFORE TAXES	(3,060,289)	(2,345,776)
Income tax	1,934	1,905
NET INCOME (LOSS)	**$ (3,062,223)**	**$ (2,347,681)**

HEVO INC. AND SUBSIDARY COMPANIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Stock -Voting		Common Stock -Non Voting		Series A-1 Preferred Shares		Additional paid in capital	Retained earnings (Deficit)	Total
	Shares	Par	Shares	Par	Shares	Par			
Balance, January 1, 2020	6,253,966	$ 625	985,417	$ 99	-	$ -	$ 1,521,829	$ (5,694,509)	$ (4,171,956)
Issuance - Series A-1 Preferred Stock					4,455,223	446	5,511,912		5,512,358
Reclass - Series A-1 Legal costs to APIC							(77,169)		(77,169)
Stock-based compensation							353,663		353,663
Net Income (Loss)								(2,347,681)	(2,347,681)
Balance, December 31, 2020	**6,253,966**	**625**	**985,417**	**99**	**4,455,223**	**446**	**7,310,235**	**(8,042,190)**	**(730,785)**
Exercise of stock options	25,000	3					21,247		21,250
Issuance - Series A-1 Preferred Stock					1,734,147	173	2,490,690		2,490,863
Reclass - Series A-1 Legal costs to APIC							(35,345)		(35,345)
Stock-based compensation							333,184		333,184
Net Income (Loss)								(3,062,223)	(3,062,223)
Balance, December 31, 2021	**6,278,966**	**$ 628**	**985,417**	**$ 99**	**6,189,370**	**$ 619**	**$ 10,120,011**	**$ (11,104,413)**	**$ (983,056)**

HEVO INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss)	$ (3,062,223)	$ (2,347,681)
Adjustments to Reconcile Net Income to Net Cash Provided by (Used In) Operating Activities:		
Depreciation and Amortization	53,534	30,066
Stock-based compensation	333,184	353,663
Gain on forgiveness of SBA PPP loan	(116,153)	-
Loss on disposition of assets	30,846	55,996
Changes in operating assets and liabilities:		
Accounts receivable	(30,701)	-
Inventory	(19,117)	30,513
Prepaid expenses and other assets	(160,650)	21,842
Accounts payable and accrued expenses	(122,681)	284,811
Other liabilities	26,524	(4,643)
Net cash (used in) operating activities	(3,067,437)	(1,575,433)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(221,437)	(13,628)
Purchases of intangible assets	(385,119)	(15,642)
Net cash (used in) investing activities	(606,556)	(29,270)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from the issuance of convertible notes	500,000	550,000
Redemption of convertible notes	-	(408,099)
Proceeds from issuance of Series A-1 Preferred Stock	2,455,518	1,229,831
Proceeds from excercises of stock options	21,250	-
Proceeds from Regulation D SAFE notes	821,896	-
Proceeds from SBA PPP loans	118,930	114,710
Repayment of loans	(52,141)	(14,143)
Net cash provided by financing activities	3,865,453	1,472,299
Net change in cash and cash equivalents	191,460	(132,404)
Cash and cash equivalents, beginning of year	2,863	135,267
Cash and cash equivalents, end of year	**$ 194,323**	**$ 2,863**

NOTE 1 – NATURE OF OPERATIONS

HEVO Inc. and Subsidiary Companies (the "Company") was organized under the laws of the State of Delaware on November 1, 2011. The Company was founded to provide safe, seamless, and universal wireless charging equipment and software that can improve the efficiency of charging electric vehicles (EV).#The Company's product, the Rezonant E8 is an 8kW Level 2 charger is the only wireless and plug-in capable electric vehicle charger in the world. The Rezonant E8 is the first wireless charger that has met SAE-J2954 specifications and has also completed UL-2750 safety testing. In addition, the Company has developed Journey, an electric vehicle charging app which management expects to release in 2022. The Company's headquarters are in Brooklyn, New York.

Since November 1, 2011, the Company has relied upon its shareholders and grants for funding cash flow to pay for operating expenses. (See discussions below). For the period from inception to December 31, 2021, the Company has generated losses aggregating ($11,104,413). These matters do raise concern about the Company's ability to continue as a going concern (see Note 15). During the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity ("SAFE instruments") (see Note 16). The Company is in the process of raising additional capital to fund continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Our Business Startups Act ("JOBS Act") as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

On March 1, 2022, the Company launched a Regulation Crowdfunding pursuant to the Securities Act of up to $2,000,000 of SAFE instruments. The minimum raise was set at $25,000 and the maximum up to $2,000,000. Funds will be made available to the Company on a rolling close basis once the Company raises a minimum of $25,000 ("Minimum Offering"). The Company intends to use the net proceeds to acquire the raw materials for and manufacture its product, fund the ongoing research and development of its technology, hire new personnel and for working capital and general corporate operating purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries HEVO Europe BV and HEVO Power Limited (together the "Company"). All intercompany transactions and balances have been eliminated in consolidation. The results of operations for the years ended December 31, 2021 and 2020 include the results of operations of HEVO Europe BV and HEVO Power Europe Ltd as of their respective dates of incorporation.

BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by US GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

The Company's significant estimates used in these financial statements include but are not limited to stock-based compensation and contingencies.

Certain of the Company's estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have a material effect on the Company's estimates and could cause actual results to differ from those estimates.

RISKS AND UNCERTAINTIES

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The coronavirus ("COVID-19") pandemic has impacted global stock markets and economies. The Company continues to closely monitor the impact of the outbreak of COVID-19.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RISKS AND UNCERTAINTIES (Continued)

The Company has taken precautions to ensure the safety of our employees, customers and business partners, while assuring business continuity and reliable service and support to its customers.

The Company continues to receive orders for our products, although global supply-chain delays have increased lead times. The Company is unable to predict the ultimate impact that COVID-19 may have on the business, future results of operations, financial position, or cash flows.

CONCENTRATION OF CREDIT RISK

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

CASH AND CASH EQUIVALENTS

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $194,323 and $2,863 of cash on hand.

RECEIVABLES AND CREDIT POLICY

Trade accounts receivables are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company, by policy, will routinely assesses the financial strength of its customer. Therefore, management of the Company believes that its accounts receivable credit risk exposure will be limited and does not expect significant write-downs in its accounts receivable balances. As of December 31, 2021 and 2020, the Company had accounts receivable of $30,701 and $0, respectively.

INVENTORIES

Inventories consist of raw materials comprising mechanical parts, printed circuit boards, electrical components and polycarbonates and are recorded at the lower of cost (first -in, first out) or market. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of slow-moving inventory.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVENTORIES (Continued)

Also included in inventory are the value of demonstration equipment that is currently being used for off-site demonstrations. Management intends to use the demonstration equipment for a period no longer than one year and subsequently sell the equipment. As of December 31, 2021 and 2020, the value of the demonstration equipment was $97,050 and $77,933 respectively. (Note 3)

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is charged to the statement of operations using the straight-line method over the estimated useful lives of the respective assets as follows:

Leasehold Improvements	Shorter of the estimated lease term or useful life
Furniture and Fixtures	5 to 7 years
Machinery and equipment	3 to 5 years
Technology	3 years
Vehicles	5 years

The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances warrant revision of the estimated benefit period. As of December 31, 2021, management believes that no impairment of the property and equipment exists.

INTANGIBLE ASSETS

Patents are amortized on a straight-line basis over their useful life. Patents are amortized on a straight-line basis over the remaining life of the patent (twenty years or less), commencing when the patent is approved and placed in service. Trademarks and domain names have an indefinite useful life and are therefore not subject to amortization.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ended December 31, 2021.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INTERNALLY DEVELOPED SOFTWARE TO BE SOLD, LEASED, OR MARKETED

In accordance with ASC 985-20, all costs incurred to establish technological feasibility of software to be sold, leased or otherwise marketed are expensed when incurred.

Technical feasibility is established when the entity has completed all planning, designing, coding and testing necessary to determine that the product will meet its design specifications, including functions, features, and technical performance specifications. Once technical feasibility has been established, subsequent costs should be capitalized until the software begins to be marketed. As of December 31, 2021 and 2020, the Company had capitalized costs related to internally developed software totaling $255,578 and $0, respectively.

FAIR VALUE MEASUREMENTS

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

RESEARCH AND DEVELOPMENT

The Company currently expenses all research and development costs related to hardware as is consistent with industry peers. The company continues to evaluate its research and development activities against the guidance in ASC 730-10, Research and Development and may consider capitalization of development expenditure in the future should conditions for capitalization be met.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

The Company is taxed as a corporation for federal and state income tax purposes. The Company sustained losses for the year ended December 31, 2021 and therefore, no provisions for income tax expenses have been made.

US GAAP requires evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's federal and state income tax returns for the years after 2017 remain subject to examination by the relevant taxing authorities.

Income taxes will be provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to timing differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

REVENUE RECOGNITION

The Company recognizes revenue primarily from the following types of contracts:

- Product sales – Revenue is recognized at the point where the customer obtains control of the goods and the Company satisfies its performance obligation, which generally is at the time it ships the product to the customer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- Services: Consists of revenues from provision of engineering, installation and training services. Revenue from these services is recognized as the services are rendered.

- Shipping income:

Shipping and handling activities performed by the Company before the transfer of control of a good are fulfillment activities rather than promised services and are included in cost of goods.

For shipping and handling activities performed after the customer obtain control of the goods, as permitted under ASC 606-10-25-18B the company has elected to account for shipping and handling as a promised service to the customer. As a result, any amounts received from customers for such activities are recognized as revenue and the costs of providing the service are recorded in cost of goods sold.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of goods or services, the Company records deferred revenue until the performance obligations are satisfied. As of December 31, 2021 and 2020, the Company had $39,800 and $14,997 respectively, in deferred revenue.

There was no revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

GRANT INCOME

Income from government grants is included in "Other income and expenses" on the Consolidated Statement of Operations, when it is probable that (a) the entity will comply with the conditions attached to the grant and (b) the grant will be received. The grant is recognized as income over the period necessary to match it with the related costs for which the grant is intended to compensate, on a systemic basis.

ADVERTISING AND MARKETING EXPENSES

The Company expenses advertising and marketing costs as they are incurred. Such costs approximated $28,426 and $8,133 respectively, for the years ended December 31, 2021, and 2020.

SHIPPING AND HANDLING

Shipping and handling costs not directly attributable to the sale of goods to customers incurred during the years ended December 31, 2021 and 2020 are included in operating expenses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

STOCK AND EQUITY BASED COMPENSATION

Consistent with US GAAP, the Company records stock-based compensation as a non-cash expense.

The Company measures and recognizes compensation expense for all stock-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used to determine the fair value of the awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

The Company amortizes the fair value of each stock award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2020, the FASB issued ASU 2020-06, "Accounting for Convertible Instruments and Contracts in an Entity's Own Equity" ("ASU 2020-06") which simplifies the accounting for convertible instruments by eliminating certain accounting models when the conversion features are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in-capital. Under this ASU, certain debt instruments with embedded conversion features will be accounted for as a single liability measured at its amortized cost. The new guidance is effective for annual periods beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INVENTORIES

Inventories consist of the following as of December 31, 2021 and 2020:

	2021	2020
Raw materials	$ 43,008	$ 77,933
Demonstration equipment	18,854	-
Finished goods	35,188	-
	$ 97,050	**$ 77,933**

NOTE 4 – INTANGIBLE ASSETS

Intangible assets, net consisted of the following as of December 31, 2021 and 2020:

	2021	2020
Patent intangibles	$ 281,330	$ 188,790
Internally developed software	255,578	-
Domain name	25,000	-
Licenses of intellectual property	12,000	-
Less Accumulated amortization	(44,443)	(24,320)
Intangible assets, net	**$ 529,465**	**$ 164,470**

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following as of December 31, 2021 and 2020:

	2021	2020
Furniture and fixtures	$ 96,507	$ 6,827
Machinery and equipment	74,273	
Technology	14,116	3,333
Vehicles	88,075	77,503
	272,971	87,663
Less Accumulated depreciation	(93,127)	(65,000)
Total	**$ 179,844**	**$ 22,663**

Depreciation expense for the years ended December 31, 2021 and December 31, 2020 was $33,410 and $19,385 respectively.

NOTE 5 – PROPERTY AND EQUIPMENT (Continued)

Depreciation of property and equipment is charged to the statement of operations using the straight-line method over the estimated useful lives of the respective assets of 3 to 7 years.

Leasehold improvements are depreciated over the shorter of the useful life or the lease term.

Loss on disposal of property and equipment for the year ended December 31, 2021 was $30,846.

NOTE 6 - CONVERTIBLE NOTES

On October 6, 2021, the Company executed a Convertible Note Purchase Agreement with New York State Energy Research and Development Authority (the "NYSERDA Note") in the principal amount of $500,000. The NYSERDA Note shall have a term of two years unless extended and bears interest at the annual rate of interest of four percent (4%) per annum and may be converted, at the option of NYSERDA and upon the occurrence of certain events including a qualified financing of $1 million or more, into equity securities of the Company. NYSERDA also has the option to convert the note principal and any accrued and unpaid interest into a term loan prior to a qualified financing.

In the year ended December 31, 2020 the Company issued convertible notes for total cash proceeds of $550,000. All notes issued had a maturity date of two years from issue and an interest rate of six percent per annum on the unpaid principal. In addition, the Company redeemed convertible notes with a principal of $300,000 and associated accrued interest of $108,099.

The convertible notes included the following conversion terms:

- Upon closing of an equity financing of at least $1million dollars ("Qualified Financing") the outstanding balance of the notes shall be automatically converted into shares of the stock of the Company at a per share price equal to the conversion price stipulated in the note.

- In the event that on or before the maturity date (a) the Company has not consummated a Qualified Financing or (b) an Extraordinary Event has not occurred, on the maturity date the holder, at its option may elect to convert the outstanding balance into shares of common stock at a price per share equal to the then fair market value of the Common Stock.

- In the event that prior to a Qualified Financing, there is an Extraordinary Event, the outstanding balance shall be automatically converted into Common Stock at a price per share equal to the fair market value of the Common Stock at the time of such conversion.

NOTE 6 - CONVERTIBLE NOTES (Continued)

Extraordinary Event means i) the reorganization, consolidation or merger of the Company in which the holders of the Company's outstanding voting securities immediately prior to that event do not retain voting securities representing a majority of the voting power of the surviving entity, (ii) the sale, transfer or exclusive license of all or substantially all of the assets of the Company, or (iii) change of control.

The notes were classified as debt in accordance with ASC 480. On April 27, 2020 the Company entered into the Series A-1 Stock Purchase Agreement which met the definition of a Qualified Financing under the terms of the Notes. As a result of the Company entering into a Qualified Financing, the convertible notes and accrued interest were automatically converted into Series A-1 Preferred Stock with a $0.0001 par value per share.

NOTE 7 – LOANS PAYABLE

As of December 31, 2021 and 2020, loans payable comprised of the following:

SBA PPP Loan	$ 118,930	$ 114,710
License financing	-	7,834
Loans from shareholders	-	45,750
	$ 118,930	$ 168,294

In April 2020, the Company obtained funding through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") for $114,710. In February 2021 the Company obtained an additional PPP loan of $118,930. The PPP loan provisions have been further amended by the Consolidated Appropriations Act, 2021 ("CAA"). PPP loans will be fully forgiven if the funds are used in accordance with the allowable expense and necessity provisions of the PPP and CAA loan forgiveness. Principal and interest payments on any unforgiven portion of the PPP loan will be deferred to the date the SBA remits the borrower's loan forgiveness amount to the lender, or, if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower's loan forgiveness covered period.

The Company elected to account for the PPP loan in accordance with Accounting Standards Codification (ASC) 470, "Debt." Under ASC 470, repayment amounts due within one year are recorded as current liabilities, and the remaining amounts, if any, due in more than one year, as long-term liabilities. In accordance with ASC 835, "Interest," no imputed interest is recorded, as the below-market interest rate is governmentally prescribed. In accordance with ASC 405, "Liabilities," the PPP loan remains a liability until the Company is legally released (obtained forgiveness) from its obligation and upon forgiveness, a gain on extinguishment of debt is recorded in the statement of operations.

NOTE 7 – LOANS PAYABLE (Continued)

During 2021, the lender and the SBA evaluated the Company's loan forgiveness application in respect of the initial PPP loan of $114,710 and granted loan forgiveness on July 20, 2021.

The full amount of the loan and related accrued interest was recognized as a gain on extinguishment of debt in the statement of operations for the year ending December 31, 2021. The forgiveness application for the second loan of $118,930 is in progress and any gains will be recognized once forgiveness is granted.

SHAREHOLDER LOANS

Certain shareholders extended loans to the Company during the year ended December 31, 2020. All amounts due were repaid to these shareholders during the year ended December 31, 2021.

LICENSE FINANCING

In July 2017 the Company financed the purchase of licenses for a computer program. The amount financed was $21,002 over a five-year term with an interest rate of 11% per annum, and payable in sixty monthly installment payments.

In September 2018 the Company financed the purchase of additional licenses for a computer program. The amount financed was approximately $5,325 over a three-year term with an interest rate of 5% per annum and payable in thirty-six monthly installment payments.

The balance on the financings, including interest as of December 31, 2020, was $7,834.

In March 2021, the Company paid off the outstanding balance relating to the 2017 and 2018 financing.

NOTE 8 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE's)

RULE 506(C) REGULATION D FUNDING

On August 17, 2021, the Company entered into an agreement with OpenDeal Broker LLC d/b/a the Capital R under which the Company engaged Capital R to host offerings of certain securities in compliance with the Securities Act of 1933 (the "Securities Act"); specifically under the Rule 506(c) exemption from registration under the Securities Act.

NOTE 8 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE's)(Continued)

RULE 506(C) REGULATION D FUNDING (Continued)

On September 28, 2021, the Company launched an offering pursuant to Regulation D, 506(c) of the Securities Act of up to $5,000,000 of SAFEs. The minimum raise was set at $500,000 and the maximum up to $5,000,000 (the "Reg D SAFE"). Under the terms of the raise, funds were made available to the Company on a rolling close basis once the Company raised a minimum of $500,000 ("Minimum Offering"). As of December 31, 2021 the company had received $821,896 net of fees from rolling closes and direct investments under the Reg D SAFE. The offering closed on February 19, 2022.

The key terms of the Reg D SAFE instrument were as follows:

In exchange for the payment by the investor, the Company grants the investor the right to certain shares of the Company's capital stock subject to certain terms.

If there is an Equity Financing before the expiration or termination of the instrument, the Company will automatically issue the investor a number of shares of Safe Preferred Stock equal to the investment amount divided by the Conversion Price.

If there is a Liquidity Event before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the investment amount or (ii) automatically receive from the Company a number of shares of the Company's most senior series equity securities then outstanding (having all rights and preferences then in effect) equal to the investment amount divided by the Liquidity Price, if the investor fails to select the cash option.

This instrument will expire upon either (i) the issuance of stock to the investor pursuant to an Equity financing or Liquidity Event or ii) receipt by the investor of a cash payment equal to the investment amount or dissolution of the Company.

SAFE Definitions

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company (i) issues and sells Preferred Stock at a fixed premoney valuation, and (ii) raises an aggregate of at least $5,000,000 (excluding the conversion of any Safe or other convertible security converting in such Equity Financing).

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price

NOTE 8 – SIMPLE AGREEMENTS FOR FUTURE EQUITY(SAFE's)(Continued)

"Conversion Price" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock. Where the Safe Price is a price per share equal to the valuation cap divided by the company capitalization and the Discount Price means the price per share of the standard Preferred Stock sold in the Equity Financing multiplied by the discount rate.

"Liquidity Event" means a change of control or an Initial Public Offering

"Liquidity Price" means the price per share equal to the valuation cap divided by the liquidity capitalization. Where the liquidity capitalization means the number of shares, on an as converted basis outstanding prior to the Liquidity Event excluding shares reserves for the equity incentive plan, the SAFE, other SAFEs and convertible promissory notes.

NOTE 9- INCOME TAXES

The Company has filed its income tax returns for the year ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard.

Certain timing differences may exist as to the accounting method applied for organization expenses and the development of software application, between capitalizing or expensing such costs. Deferred income taxes may arise as a result of the timing differences.

NOTE 10 – STOCKHOLDERS' EQUITY

Pursuant to the Amended and Restated Certificate of Incorporation of HEVO Inc. and Subsidiary Companies dated April 27, 2020, the total number of shares of all classes of stock which the Company shall have the authority to issue is (i) 30 million shares of Common Stock, $0.0001 par value per share, 20 million of which are Voting Common Stock and 10 million of which are Non-Voting Common Stock, and (ii) 10 million shares of Preferred Stock, $0.0001 par value per share. The number of shares of common stock may be increased or decreased (but not below the number of shares of Common stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote.

PREFERRED STOCK

In April 2020, the Company created a new class of Preferred Stock designated as Series A-1 Preferred Stock (the "Preferred Stock"). The rights attached to the Preferred Stock are set out in the Company's Certificate of Incorporation. The Preferred Stock is convertible, at the option of the holder, into fully paid shares of common stock at an initial conversion price of 1.45 Common Stock per preferred share.

NOTE 10 – STOCKHOLDERS' EQUITY (Continued)

PREFERRED STOCK (Continued)

Holders of the Preferred Stock are entitled to dividends on an as-if-converted basis in the same form as any dividends actually paid on shares of Common Stock.

In the event of a liquidation event, the holders of Preferred Stock are entitled to be paid out of the Company assets available for distribution before Common Stockholders at the greater of i) 1.5 times the original issue price for the Preferred Stock and ii) the amount per share that would have been payable had the Preferred Stock been converted to Common Stock immediately prior to such liquidation event.

The Company applies the accounting standards for distinguishing liabilities from equity when determining the classification and measurement of its preferred stock. Preferred shares subject to mandatory redemption are classified as liability instruments and are measured at fair value. Conditionally redeemable preferred shares (including preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) are classified as temporary equity. At all other times, preferred shares are classified as stockholders' equity.

COMMON STOCK

As of December 31, 2021 and 2020 the Company was authorized to issue 30 million shares of common stock with a par value of $0.0001 per share. Of the shares of common stock authorized at those dates, 20 million were designated as Voting Common Stock and 10 million as Non-Voting Common Stock. As of December 31, 2021 and 2020, there were 6,278,966 and 6,253,966 shares of voting common stock issued and outstanding, respectively. There were 985,417 shares of Non-Voting Common Stock issued and outstanding as of December 31, 2021 and 2020.

The holders of Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of Voting Common Stock are not entitled to cumulative voting rights. The holders of the Non-Voting Stock are not entitled to vote with respect to any actions of the Company.

The Company shall not declare, pay or set aside dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to the dividend per share of Preferred Stock as would equal the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock.

NOTE 10 – STOCKHOLDERS’ EQUITY (Continued)

COMMON STOCK (Continued)

In the event of the Company’s liquidation, dissolution, deemed liquidation event or winding up, after the payment of all preferential amounts required to be paid to the holders of Preferred Stock, the remaining assets of the Company are available for distribution to the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

NOTE 11 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION

In 2013, the Company adopted its 2013 Equity Incentive Plan (the “Plan”) which provides for the granting of stock options to employees, directors, consultants and other third parties assisting the Company. Stock options granted under the Plan may be either incentive stock options (“ISOs) or nonqualified stock options (“NSOs”).

As of December 31, 2021, a total of 10,000,000 shares of common stock were authorized for issuance under the plan, of which 7,108,317 shares of common stock remained available for issuance under the Plan at that date. Stock-based awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the Plan.

Stock options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise prices ranged from $0.38 to $0.85 per common share, having a weighted average exercise price of $0.65 per common share.

The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company’s board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company’s common stock requires the Company’s board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company’s stock. The fair value of the Company’s common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

NOTE 11 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION (Continued)

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2021 and 2020 were as follows:

	2021	2020
Expected volatility	100.3% - 108.9%	100.6%– 104.4%
Risk-free interest rate	0.28 % - 1.26%	0.4% – 1.8%
Dividend rate	0%	0%
Expected term (in years)	2.2 – 5.9	5.8 – 6.4

Expected volatility: The Company is not publicly traded, the expected volatility for the Company's stock options was determined by using an average of historical volatilities of selected peers deemed to be comparable to the Company's business corresponding to the expected term of the awards.

Risk-free interest rate: The risk-free interest rate is based on term matching, continuously compounded rates obtained from the US Treasury Constant Maturity yield curve on the valuation date of each award.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term: The expected term represents the period these stock awards are expected to remain outstanding. The "Simplified Method" from SAB Topic 14 was used to estimate expected life in the absence of robust historical option settlement data. This is computed as the midpoint between the weighted-average time to vest and the time to expiration.

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2021, and 2020 was $333,184 and $353,663, respectively. As of December 31, 2021, total unrecognized compensation cost related to stock awards was $297,846.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company participates in various transactions with affiliated entities, inclusive of loans to, and loans from, affiliated companies under common ownership. Amounts due to and due from affiliates are noninterest bearing unless otherwise indicated.

Certain shareholders extended loans to the Company during the year ended December 31, 2020. All amounts due were repaid to these shareholders during the year ended December 31, 2021. Refer to Note 7.

NOTE 12 – RELATED PARTY TRANSACTIONS (Continued)

As of December 31, 2021, and 2020, accrued expenses included unpaid employee compensation totaling $260,594 and $180,846, respectively.

Commencing April 1, 2021 and ending March 31, 2022, a license agreement existed between the CEO ("Licensor") and the Company. The Licensor leased a property in Brooklyn, New York (the "Building") pursuant to a Lease Agreement dated March 26, 2021. Under the terms of the License Agreement, the licensor granted to the Company a non-exclusive license to enter upon, access and use the building for general office use as well as use as a temporary residence for employees of the Company. The license agreement provided for the Company to pay to the Licensor the same rate at which Licensor paid pursuant to the Lease Agreement. In the year ended December 31, 2021, the company made payments totaling $132,000 under the License Agreement towards rent, deposits and broker fees.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

RESEARCH LICENSE AGREEMENT

In June 2013, the Company entered a Research and License Agreement (the "RLA") with a third-party under which the Company was granted an exclusive worldwide license to utilize licensed technology for the development, manufacture, use and sale of the products covered by a claim of an unexpired licensed patent.

In exchange for the license the Company committed to payment of minimum royalty and milestone payments over the term of the license. In any period where the minimum royalty threshold is not met, the Company is required to pay the third-party the difference between the minimum royalty and total royalties paid for that year. For calendar years 2020 forward, the minimum royalty is $75,000 per year.

NOTE 14 – LEASE OBLIGATIONS

In March 2019, the Company executed a three-year extension to an existing lease with an unrelated third party for office space in Brooklyn, New York, with a monthly rental of $16,500. Due to COVID-19 related shutdown, the Company negotiated an early lease termination and exited the lease in March 2020. In the first quarter of 2021 the company executed two distinct leases on an R&D and manufacturing facility and a corporate office with an initial term through March 31, 2022. Rent expense totaled $191,976 and $51,734 for the years ended December 31, 2021, and 2020, respectively.

NOTE 14 – LEASE OBLIGATIONS (Continued)

As of December 31, 2021 and 2020, future minimum lease payments under operating leases were $59,190 and $0, respectively.

NOTE 15– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2011. For the period from inception to December 31, 2021, the Company has losses aggregating $11,104,413 due primarily to its focus on research and development of its hardware and software products. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 16 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2022 through April 22, 2022, the date that the financial statements were available to be issued. Management has evaluated subsequent events and based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements other than as discussed below.

On February 3, 2022, the Company executed a lease for a facility in Brooklyn, New York to house all company operations. The initial term of the lease is February 21, 2022 through January 31, 2023.

RULE 506(C) REGULATION D FUNDING

Between January 1, 2022 and the date these financial were available to be issued the Company received additional net proceeds from the Reg D SAFE of $1,079,109. The REG D SAFE closed on February 19, 2022 and the cumulative net proceeds from the raise were $1,990,005.

REGULATION CROWDFUNDING

On March 1, 2022, the Company launched a Regulation Crowdfunding pursuant to the Securities Act of up to $2,000,000 of SAFE instruments ("Crowd SAFE"). The minimum raise was set at $25,000 and the maximum up to $2,000,000. Funds will be made available to the Company on a rolling close basis once the Company raises a minimum of $25,000 ("Minimum Offering"). The offering deadline is April 25, 2022 and may be extended subject to meeting certain conditions.

NOTE 16 – SUBSEQUENT EVENTS (Continued)

REGULATION CROWDFUNDING (Continued)

The key terms of the Crowd SAFE instrument are as follows:

In exchange for the payment by the investor, the Company grants the investor the right to certain shares of the Company's capital stock subject to certain terms.

If there is an Equity Financing before the termination of the instrument, the Company will notify the investor of the closing of the First Equity Financing and of the Company's discretion to either (i) continue the term of this CROWD SAFE without converting the investment amount to capital stock or ii) issue to the investor a number of CF Shadow Series of the Capital Stock sold in the First Equity Financing. The number of shares shall be equal to the investment amount by the applicable Conversion Price ("First Equity Financing Price").

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before termination of this Crowd SAFE ("Subsequent Equity Financing") the Company will notify the investor of the closing of the Subsequent Equity Financing and of the Company's discretion to either (i) continue the term of this CROWD SAFE without converting the investment amount to capital stock or ii) issue to the investor a number of CF Shadow Series of the Capital Stock sold in the Subsequent Equity Financing. The number of shares shall be equal to the investment amount by the First Equity Financing Price.

If there is a Liquidity Event before the termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the investment amount or (ii) automatically receive from the Company a number of common shares equal to the investment amount divided by the Liquidity Price.

If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the investment amount or ii) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the investment amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

This instrument will terminate upon the earlier to occur of (i) the issuance of shares to the investor pursuant to an Equity financing or Liquidity Event or ii) receipt by the investor of a cash payment equal to the investment amount or dissolution of the Company

NOTE 16 – SUBSEQUENT EVENTS (Continued)

REGULATION CROWDFUNDING (Continued)

SAFE Definitions

“Capital Stock” means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

“CF Shadow Series” shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

(ii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

NOTE 17 – LEASES

The Company follows the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASC Topic 842”). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2020) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

NOTE 18 – COVID-19

In January 2020, the World Health Organization has declared the outbreak of COVID-19 as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries.

The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.